Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Expansion

of its Tournament Platform

TAIPEI, Taiwan, August 17, 2011 – GigaMedia Limited (NASDAQ: GIGM) announced today that it has made significant progress toward the expansion of its game tournament platform, successfully launching several new competitions and scheduling major 2011 events that will feature large prizes and international competition.

“Earlier this year we made the strategic decision to expand and enhance our tournament capabilities to help carve out a unique value proposition in online games and began development of new tournament software and services,” stated GigaMedia Chief Executive Officer Yichin Lee. “We are pleased to be taking now these first steps in our evolution, with 2011 tournaments powered by initial key features of our new software and services.”

“In 2012, we will leverage our expertise in competitions to introduce exciting new features in our new tournament software and services, creating a new offering that streamlines tournaments and enhances their value,” stated CEO Yichin Lee. “We look forward to sharing more about our new platform going forward.”

GigaMedia successfully concluded its first Taiwan tournaments for the popular game A.V.A. this summer, with several thousand participants. Online and offline events for A.V.A. are scheduled throughout the remainder of 2011, including an international open, all of which will culminate in an exciting January finale in Taipei.

Other upcoming major tournaments include the company’s giant MahJong competition in Taiwan featuring online and offline action and some of the year’s biggest prizes, as well as a large poker tournament for student competitors. Both tournaments start in September and run through November.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. Through its subsidiaries, GigaMedia develops and operates a suite of online games in Asia covering the regions of Greater China and Southeast Asia. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2011.

# #